Exhibit 99.1

Commtouch Reports Ninth Consecutive Quarter of Revenue Growth

MOUNTAIN VIEW, Calif.--(BUSINESS WIRE) -- November 15, 2005 -- Commtouch® (NASDAQ: CTCH), the developer of ground breaking RPD™ technology for real time anti-spam and Zero-Hour™ virus protection, today announced its third quarter and year to date results for the period ending September 30, 2005.

Revenues for the quarter were more than double those of the same quarter of last year, and grew by 19% in comparison to the prior quarter, from $880,000 for the second quarter to $1,048,000 during the third quarter of 2005.

Deferred revenues as at September 30, 2005 were $1,834,000, compared to deferred revenues of $1,200,000 as at December 31, 2004 and $1,753,000 as at June 30, 2005.

Net loss for the quarter was $354,000 compared to $737,000 in the prior quarter, and $1,833,000 in the comparable quarter last year. Net loss attributable to ordinary and equivalently participating shareholders for the quarter was $797,000, which included non-cash amortization totaling $443,000 relating to the Series A Preferred Share beneficial conversion feature.

Revenues for the nine months ended September 30, 2005 and September 30, 2004 were $2,668,000 and $933,000, respectively. Total loss for the nine months ended September 30, 2005 was $2,163,000, compared to $4,639,000 in the comparable period last year. Net loss attributable to ordinary and equivalently participating shareholders for the nine months ended September 30, 2005 was $3,914,000, which included non-cash amortization totaling $1,751,000 relating to the Series A Preferred Share beneficial conversion feature.

"We again demonstrated that we have great products that are answering the market's needs," stated Gideon Mantel, CEO of Commtouch. "We continued to grow the business while lowering expenses and reducing the company's cash burn. And considering the success we have had during the first nine months of 2005 in signing distribution partners, we look forward with confidence to the challenges of the future."

Cash at September 30, 2005 was approximately $3,495,000 compared to $3,878,000 as of June 30, 2005. During early October we raised $3,000,000; this, coupled with previous cash reserves, provides the company with sufficient cash for the foreseeable future. Also, the company expects expenses during the fourth quarter to remain relatively unchanged.

This earnings release includes pro forma numbers, as adjusted for the October financing mentioned above. The company believes that this earnings release, inclusive of the pro forma balance sheet set forth below, is sufficient to meet Nasdaq's minimum $2.5 million stockholders' equity requirement.

Presented below are the following balance sheets:

1.	Audited condensed balance sheet as at December 31, 2004.

2.	Unaudited condensed balance sheet as at September 30, 2005.

3.	Unaudited condensed balance sheet as at September 30, 2005 on a pro forma, as adjusted basis, to give effect to the private placement of 6 million Ordinary Shares of the company at 50 cents per share.

About Commtouch

Commtouch Software Ltd. (Nasdaq: CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool-email. Commtouch has 14 years of experience developing messaging software, and is a global developer and provider of proprietary anti-spam and Zero-Hour virus protection solutions. Using core technologies including RPD Recurrent Pattern Detection, the Commtouch Detection Center analyzes billions of email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by over 35 OEM partners, Commtouch technology protects thousands of organizations, with 35 million users in 130 countries. Commtouch is headquartered in Netanya, Israel and has a subsidiary in Mountain View, CA. For more information, see: www.commtouch.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; fewer than expected license agreements resulting from Commtouch's exclusive rights to market DCC; competitive factors including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero-Hour(TM) Virus Protection product in particular; availability of qualified staff for expansion; technological difficulties and resource constraints encountered in developing new products, such as the Zero-Hour solution; and the failure of Commtouch to meet The NASDAQ Capital Market's listing standards in the future, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

______________________
Contact:

     Commtouch Software Ltd.
     Gary Davis, 650-864-2000
     media@commtouch.com

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(USD in thousands)

		Sept. 30, 2005
	Sept. 30, 2005	Pro-Forma	December 31,
	Actual	As Adjusted	2004(a)

Assets
Current Assets:
Cash and cash equivalents	$3,495	$6,495	$4,149
Trade receivables, net	330	330	97	(a)
Prepaid expenses	107	107	89
Other accounts receivable	56	56	22

Total current assets	3,988	6,988	4,357

Long-term lease deposits	22	22	53
Equity investment in Imatrix	144	144	248
Severance pay fund	518	518	484
Property and equipment, net	394	394	337

	$5,066	$8,066	$5,479

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	233	233	245
Employees and payroll accruals	421	421	462
Accrued expenses and other liabilities	266	340	415
Deferred revenue	1,834	1,834	1,200	(a)

Total current liabilities	2,754	2,828	2,322

Accrued severance pay	589	589	564

Shareholders’ equity	1,723	4,649	$2,593

	$5,066	$8,066	$5,479

(a) Certain amounts from prior years have been reclassified to conform to the current presentation.

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(USD in thousands, except per share amounts)

	Three Months ended		Nine Months ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2005	2004 (a)	2005	2004 (a)

Revenues	$1,048	$415	$2,668	$933

Cost of revenues	180	170	519	475

Gross profit	868	245	2,149	458

Operating expenses:
Research and development, net	312	452 (a)	1,107	1,125 (a)
Sales and marketing	569	998	1,874	2,964
General and administrative	355	516 (a)	1,341	1,313 (a)
Amortization of stock-based employee deferred compensation	—	—	—	30

Total operating expenses	1,236	1,966	4,322	5,432

Operating loss	(368)	(1,721)	(2,173)	(4,974)
Interest and other expense, net	38	(46)	94	398
Equity - loss of affiliate	(24)	(66)	(84)	(63)

Net loss	(354)	(1,833)	(2,163)	(4,639)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	(443)	—	(1,751)	—

Net loss attributable to ordinary and equivalently participating shareholders	$(797)	$(1,833)	$(3,914)	$(4,639)

Basic and diluted net loss per share	$(0.02)	$(0.04)	$(0.08)	$(0.12)

Weighted average number of shares used in computing basic and diluted net loss per share	53,603	42,467	52,477	39,080

(a) Certain amounts from prior years have been reclassified to conform to the current presentation.

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